Exhibit 99.1

Genetic Technologies Limited

ABN: 17 009 212 328

Appendix 4E and Preliminary Financial Report for the year ended 30 June 2020

Genetic Technologies

Genetic Technologies Limited

Appendix 4E

June 30, 2020

Genetic Technologies Limited

Appendix 4E

Preliminary Final Report

Year ended June 30, 2020

Name of entity
Genetic Technologies Limited

ABN or equivalent company reference	Year ended

June 30, 2020
ABN 17 009 212 328	(Previous corresponding period: June 30, 2019)

Results for announcement to the market

				$

Revenue from ordinary activities	Down	61.2%	to	9,864
Loss from ordinary activities after tax attributable to members	Down	5.1%	to	(6,098,930)
Net loss for the period attributable to members	Down	5.1%	to	(6,098,930)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

During the 2020 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $9K compared to $25K in the preceding year. This differential is directly attributable to a decrease in the overall sales of the BREVAGenplus® tests.

The loss for the year was $6.1 million when compared to $6.4 million in 2019.

Please refer to the review of operations and activities for detailed explanation of the results.

Net tangible assets per security

	2020	2019
	Cents	Cents

Net tangible asset backing (per share)*	0.17	0.06
*Net tangible assets for June 30, 2020 exclude the right-of-use assets under AASB 16 Leases.

Genetic Technologies Limited

Appendix 4E

June 30, 2020

(continued)

Changes in controlled entities

There have been no changes in controlled entities during the year ended June 30, 2020.

Other information required by Listing Rule 4.3A

Not Applicable

Audit Report

This preliminary financial report is based on accounts which are in the process of being audited.

Genetic Technologies Limited ABN 17 009 212 328

Preliminary final report- June 30, 2020

Lodged with the ASX under Listing Rule 4.3A.

This information should be read in conjunction with

the preliminary final report

Corporate directory	1
Chairman and Interim Chief Executive Officer’s letter	2
Directors’ report	4
Financial statements	13

Genetic Technologies Limited

Corporate directory

Directors	Mr Peter Rubinstein
Independent Non-Executive Director and Chairman

Dr Jerzy Muchnicki
Executive Director and Interim Chief Executive Officer

Dr Lindsay Wakefield
Independent Non-Executive Director

Mr Nicholas Burrows (appointed September 2, 2019)
Independent Non-Executive Director

Dr Paul Kasian (resigned on September 24, 2019)
Former Executive Chairman and Former Chief Executive Officer

Mr Xue Lee (resigned on July 9, 2019)
Former Non-Executive Director

Secretary	Mr Justyn Stedwell

Registered office and	60-66 Hanover Street
principal place of business	(PO Box 115)
Fitzroy VIC 3065
Australia
Telephone: +61 (0)3 8412 7000
Facsimile: +61 (0)3 8412 7040

Share register	Computershare Investor Services Pty Limited
452 Johnston Street
Abbotsford VIC 3067
Australia
Telephone: +61 0(3) 9415 5000
Facsimile: +61 0(3) 9473 2500

Auditor	PricewaterhouseCoopers 2 Riverside Quay
Southbank VIC 3066
Australia
Telephone: +61 (0)3 8603 1000
Facsimile: +61 (0)3 8603 1999

Bankers	National Australia Bank
Level 2, 151 Rathdowne Street
Carlton VIC 3053

Stock exchange listings	Genetic Technologies Limited shares are listed on the Australian Securities Exchange (ASX: GTG) and NASDAQ (GENE)

Website	www.gtglabs.com

Genetic Technologies Limited	1

Genetic Technologies Limited

Chairman and Interim Chief Executive Officer’s letter

June 30, 2020

Dear Shareholder,

On behalf of the Board of Genetic Technologies Limited (GTG or the Company), the Company is pleased to present this year’s Preliminary Final Report.

A new beginning

In September 2019, the Company saw a significant change in Board and Management which enabled GTG to refocus. The Company remains committed to its mission of being a global leader in the development and sales of a comprehensive range of genomic risk assessment tests.

To meet the Company’s dual NASDAQ and ASX Listing requirements of a minimum US$2.5m shareholder equity, the Board actively participated in the first of a series of capital raises both in Australia and then supported our USA Bankers H.C. Wainwright & Co. As a result of the strong interest in the Company from local and USA institutional investors, the Company now has approximately $20m of funds to allow the Company to deliver on what has always been a promising technology platform.

The Company’s COVID-19 risk severity test is in its final stages of development and, in combination with its existing tests and pipeline to be incorporated on the Company’s online Consumer Initiated Testing (CIT) platform, will provide the opportunity to generate significant sales and associated revenues in the future.

The Company has made significant investments in new staff, branding initiatives, equipment and product development and in-licencing which provides an exciting opportunity for the future of the Company, the benefits of which will start to be seen over FY2021.

Product, COVID-19 and the Company’s vision from its interim CEO, Dr Muchnicki

The Company’s proprietary technologies allow for better management of the most serious medical challenges that are responsible for more than 60% of mortality in Western society. However the COVID-19 pandemic has created a unique “one in a hundred” year dilemma which has changed our lives and our medical priorities.

The pandemic has had the following impact on the Company’s operations:

● The Company’s sales team has not had direct access to doctors;

● The medical system is overwhelmed with pandemic related challenges; and

● The public is not focused on chronic disease management, due to the uncertainty associated with the pandemic.

Genetic Technologies has had to review its operations in light of the pandemic.

The Company has decided to take advantage of the shutdown to transform its product range, as well as the Company’s approach to sales and marketing through:

●	Establishing consumer initiated testing platforms to target the consumer directly;
●	Seeking to market products to both consumers and the medical profession;
●	Commencing the creation of multi-test kits which will allow for risk testing five or more diseases in one kit; and
●	Planning for the establishment of new divisions within the Company to better manage new products. The new divisions will include Oncology, Cardiovascular, Metabolic, Mental health and Wellness.

The Company, importantly, has acquired new equipment which will allow for the establishment of comprehensive genetic risk tests which will combine monogenic and polygenic testing under a single banner of genetic risk stratification, covering 100% of a person’s genetic risk. This new equipment will also allow multi-testing for multiple disease risks with the Company’s new arrays capable of studying up to 650,000 individual SNP at any one time. The new equipment will also allow the Company to enter the medical rebate testing space with tests for monogenic mutations and cancer sequencing attracting a rebate both in the US and Australia.

Genetic Technologies Limited	2

Genetic Technologies Limited

Chairman and Interim Chief Executive Officer’s letter

June 30, 2020

(continued)

With the increased interest in genetic testing, there are a large number of small companies entering the risk stratification space. The Company is committed to outcomes, rather than just products - thus the Company is now actively looking to incorporate quality market ready genetic tests developed by credentialed groups to include on its CIT platforms.

The introduction of a wellness division is an important service that increases the Company’s involvement with its patients and introduces a service that will focus on day-to-day issues, rather than longevity alone, hence the Company’s new position statement .........

“live longer feel better”

Yours sincerely,

Dr Jerzy Muchnicki

Executive Director and Interim Chief Executive Officer

Mr Peter Rubinstein

Chairman and Non-Executive Director

Genetic Technologies Limited	3

Genetic Technologies Limited

Directors’ report

June 30, 2020

Your directors present their report on the consolidated entity consisting of Genetic Technologies Limited and the entities it controlled at the end of, or during, the year ended June 30, 2020. Throughout the report, the consolidated entity is referred to as the group.

Review of operations

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide an Operational Update for the year ended June 30, 2020 and including events up until August 31, 2020.

Highlights

●	Successful capital raisings of US$11.24m before costs (in the 3 months to June 30, 2020) also restores NASDAQ compliance
●	Update on COVID-19 opportunities and initiatives
●	Corporate update and presentation at Biotech Showcase, San Francisco
●	US Patent Office grants key breast cancer risk test patent
●	Renewal of NATA and CLIA-accredited laboratory status for Australian and US markets
●	Launch of breast cancer and colorectal cancer polygenic test kits
●	Further generic risk assessment tests under development
●	Collaboration agreement signed with Translational Genomics Research Institute (TGen)
●	PRS on Type 2 diabetes test completed
●	Key Management Personnel update
●	Financial position

Successful capital raising of US$11.24m also restores NASDAQ compliance

Despite the uncertain economic climate around COVID-19, the Company successfully raised US$11.24m before costs during the June quarter through bankers H.C. Wainwright & Co in the USA. The fund-raising allowed the Company to meet all the requirements to maintain its NASDAQ listing.

Net proceeds will support the introduction and distribution of the Company’s new products in the USA, and general product research, development, and reimbursement studies for polygenic risk tests with Translational Genomics Research Institute (TGen) in the USA. They will also fund implementation of the Company’s consumer-initiated testing platforms and preparation for the Company’s COVID-19 severity risk test.

Temporary transition to high-throughput Covid-19 testing

The Company developed a detailed implementation plan to allow a temporary transition of the Company’s genetic testing laboratory to a high-throughput COVID-19 test centre, should government agencies need it to assist with demand. The Company has begun the initial work to identify laboratory workflows, instrument modification, and laboratory compliance for biologics and contaminated materials handling. The Company has also confirmed a secure supply chain of test reagents.

Disease severity test prototype development

The Company is developing a polygenic risk score (PRS) test for COVID-19, which may enable an assessment of the risk of people developing a serious disease should they contract the virus. The test aims to predict disease severity using a combination of genetic and clinical information.

● Working prototype developed based on about 3,000 patients

● Options for clinical risk model currently under evaluation

● Discussions continue with several international biobanks and clinical laboratories to source an independent cross-validation dataset.

The Company has built strong relationships with international biobanks and health studies, including UK Biobank. They allow the Company to secure additional, current COVID-19 patient data to continuously develop, refine, and validate the COVID-19 risk test.

Genetic Technologies Limited	4

Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Review of operations (continued)

Implementation

The Company has ordered its first single nucleotide polymorphism (SNP) array panel from US-based Thermo Fisher Scientific Inc., a world leader in genetic testing and the Company’s manufacturing partner for GeneType products. The SNP array panel is a key reagent the Company needs to process the polygenic risk test portion of the COVID-19 risk test. The test aims to categorise subjects as being at high, average, or low risk of developing life-threatening conditions due to COVID-19.

The Company has also confirmed capacity to scale up production for a global rollout of the COVID-19 risk test (reagent and SNP array panel) with major manufacturers, including Thermo Fisher Scientific. The product uses technical components that healthcare manufacturers already produce for other genetic-based tests. This will support the Company’s plans to accelerate production to meet expected global demand.

The Company’s Australian facilities can produce up to 250,000 tests a year. The scale-up of manufacturing will require global distribution partnerships if the COVID-19 risk test is widely adopted. In anticipation of high demand, the Company expects to make its data pack for the test available to global laboratories. Direct and indirect costs to date are approximately A$375,000.

Regulatory approval

Discussions have taken place with Centres for Medicare and Medicaid Services (CMS) and National Association of Testing Authorities, Australia (NATA) for regulatory approval for the Company’s COVID-19 risk severity test in the US and Australia.

The Company will submit a complete technical package to the Centres for Medicare and Medicaid Services (CMS) for review and approval. Clinical Laboratory Improvement Amendments (CLIA) turn-around time for approval is expected in about 45 days from submission.

Submission of the technical file to include scientific literature, algorithm validation, laboratory wetwork validation, and laboratory procedural documentation.

NATA to provide an assessment after an internal review of the final independent data set for test validation.

Intended use

The test should give risk stratification information which may help personal and population management in two ways, to:

● Guide quarantine measures on a personal, local, and national scale

● Prioritise vaccination if and when a vaccine becomes available.

Intellectual property

The Company has filed a provisional patent application for its COVID-19 risk test with IP Australia (2020901739 - Methods of assessing risk of developing a severe response to Coronavirus infection). The provisional patent covers the specific single nucleotide polymorphism (SNP) algorithm the Company designed to calculate a PRS and the testing model that combines PRS and the clinical risk factors that together constitute the COVID-19 risk test.

Consumer-initiated sales for existing pipeline

With COVID-19 social distancing impacting on the Company’s ability to fully engage with physicians, the Company has brought forward its plans to introduce a consumer-initiated testing (CIT) platform. This sales pipeline deviates from a traditional sales approach that targets clinicians. Instead it allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. The Company has started negotiations with its preferred independent provider network which will oversee patient ordering of the CIT pipeline. The Company has entered into binding agreements and will launch its CIT platforms in Q3, 2020.

Genetic Technologies Limited	5

Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Review of operations (continued)

Corporate update and presentation at Biotech Showcase, San Francisco

The Company presented its latest technology and world-leading tests at the 2020 JP Morgan Healthcare Conference in January. The presentation coincided with the successful launch of the Company’s new tests and the introduction of the Company’s new management to the US market.

US Patent Office grants key breast cancer risk test patent

In June, the Company received US Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer. The Company is the first company in the world to successfully commercialise a polygenic risk test for breast cancer.

The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

Renewal of NATA and CLIA-accredited laboratory status for Australian and USA markets

Following a successful Q3 Clinical Laboratory Improvement Amendments (CLIA) audit, the Company renewed its status as a fully NATA and CLIA-accredited laboratory. It places the Company in a unique position to service both the Australian and US markets subject to regulatory approvals. The Company has applied to Medicare to secure a rebate for tests carried out.

Launch of breast cancer and colorectal cancer polygenic test kits

The Company hired and trained a new internal sales employees to educate doctors on the Company’s polygenic risk score (PRS) tests and introduce them to preventive health strategies.

The Company had a very positive response from doctors. Initial test results showed 10 per cent of subjects were high risk and 41 per cent were moderate risk. These results will help create personalised strategies specifically designed for the patient risk profile. Early indications show the tests lead to better screening compliance and to the development of personalized screening solutions. This confirms the Company’s objective of focusing on preventative health rather than ‘after the fact’ medicine.

Further generic risk assessment tests under development

At the same time, the Company continued to develop other risk assessment tests across a range of diseases, including:

● Cardiovascular disease

● Type 2 diabetes

● Prostate cancer

● Melanoma

Genetic Technologies Limited	6

Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Review of operations (continued)

Collaboration agreement signed with the Phoenix, Arizona-based Translational Genomics Research Institute (TGen)

Last September, the Company signed a three-year collaboration agreement with TGen. The agreement includes cooperation in the design feasibility analysis of clinical research studies. The analysis will support the clinical application of the Company’s polygenic risk tests and identification of appropriate clinical partners to participate in the studies.

TGen is a non-profit biomedical research institute dedicated to ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious diseases, and rare childhood disorders. TGen is affiliated with Duarte, California-based City of Hope, a world-renowned independent research and treatment centre for cancer, diabetes, and other life-threatening diseases.

The collaboration will focus on a clinical utility study as the first stage, working with TGen’s extensive network of cancer centre clinicians.

The wide-ranging collaboration will cover:

● Distribution channels

● Reimbursement strategy

● Further research

● Potential for the establishment of a new laboratory facility

GTG and TGen will develop a commercialisation strategy and infrastructure for a suite of polygenic risk tests for the USA market, and set up the necessary fund-raising.

PRS on Type 2 diabetes test launch planned

The Company is finalising verification of the diabetes test in its Australian laboratory. The Company has completed its marketing collateral, and plan to launch once more normal conditions return post COVID-19.

Key Management Personnel Update Directors:

The following persons held office as Directors of Genetic Technologies during and since the end of the financial year:

● Mr Peter Rubinstein - Independent Non-Executive Director and Chairman (appointed on January 31, 2018)

● Dr Jerzy Muchnicki - Executive Director and Interim Chief Executive Officer (appointed January 31, 2018)

● Dr Lindsay Wakefield - Independent Non-Executive Director (appointed September 24, 2014)

● Mr Nicholas Burrows - Independent Non-Executive Director (appointed September 2, 2019)

● Dr Paul A. Kasian - (Former Chairman & Chief Executive Officer) (resigned September 24, 2019)

● Mr Xue Lee (Former Non-Executive) (resigned July 9, 2019)

The Company provides the following update regarding the composition of the Executive Management Team.

Chief Financial Officer

The Company announced that Mr Phillip Hains was appointed CFO of GTG on July 15, 2019. Mr Hains has an extensive background working in ASX and NASDAQ finance positions.

Company Secretary

The Company announced that Mr Justyn Stedwell was appointed Company Secretary on July 15, 2019. Mr Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries.

Genetic Technologies Limited	7

Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Review of operations (continued)

Chief Operating Officer

On May 18, 2020, the Company appointed Mr Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

Financial Snapshot

The additional capital raised during and since the end of the financial year puts the Company in its best financial position for approximately 2 years. The Company can expand and bring its comprehensive suite of risk assessment tests to market across both Australia and the US. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person’s genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

The cash and cash equivalents balance as at June 30, 2020 was A$14.2M (2019: A$2.1M) and the Company incurred a loss of A$6.1M (2019: A$6.4M).

Genetic Technologies Limited	8

Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Significant changes in the state of affairs

Significant changes in the state of affairs of the group during the financial year were as follows.

● On May 3, 2019, the Company received a letter from The NASDAQ Stock Market LLC advising that the reported stockholders’ equity was less than the minimum specified amount of United States Dollars (US$) US$2,500,000 as at December 31, 2018. In 2019, the Company was subject to NASDAQ delisting proceedings as a result of the Company’s failure to maintain the bid price of the American Depositary Shares (“ADSs”) above the minimum US$1.00 per share requirement and because the Company’s reported stockholders’ equity was less than the minimum specified amount of US$2,500,000 as of December 31, 2018. The Company regained compliance with NASDAQ’s Listing Rules with respect to its bid price as a result of the adjustment to the ratio of the American Depositary Shares (“ADSs”) that took effect on August 15, 2019, and the Company regained compliance with the minimum stockholders’ equity requirement by raising gross proceeds of approximately US$3,043,000 in a rights offering completed on October 29, 2019. On November 6, 2019, the Company received a letter from NASDAQ to notify that the Company had regained compliance with the equity rule (the “Compliance Letter”).

● On July 16, 2019, the Company issued 166,066,050 warrants at no cash consideration and exercisable at United States Dollars (US$) 0.00533 that were issued to underwriters along with the capital raised in May 2019.These warrants are subject to a cashless exercise arrangement under the terms of their issue.These warrants were issued as part of capital raising costs and were subsequently exercised in July 2020.

● On October 11, 2019, at an issue price of A$0.004 (0.4 cents) per new ordinary share, the Company successfully raised A$4.5m from existing shareholders, together with participation from domestic institutional and family office investors. The funds raised allowed the Company to commence sales of its latest breast cancer and colorectal cancer risk assessment tests in both the United States and Australia. The Company’s strategy is to utilise its CLIA and NATA accredited laboratory to enable full vertical integration from development to the market.

● On October 30, 2019, the Company issued 250,000,000 unlisted options with exercise price of $0.008 per option, expiring on October 29, 2022 to various underwriters. Additionally, on December 20, 2020, the Company issued 125,000,000 unlisted options to Dr Jerzy Muchnicki and Mr Peter Rubinstein respectively, with exercise price of $0.008 per option, expiring on December 20, 2022. All these options issued were part of costs of raising capital in October 2019.

● On March 13, 2020, the Company received a determination letter (the “Letter”) from NASDAQ indicating that the Company did not comply with the stockholders’ equity rule. The Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the NASDAQ Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. The Letter states that since the Company is out of compliance with the equity rule within one year of the Compliance Letter, the Staff cannot allow the Company to submit a plan of compliance. The Company requested an appeal hearing with the Panel to review the delisting determination. Upon NASDAQ’s receipt of the hearing request by the Company, NASDAQ stayed the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. An oral hearing took place on April 30, 2020 and in a letter dated May 12, 2020, the Panel granted the Company the full 180 day extension until September 9, 2020, to publicly disclose full compliance with the minimum shareholder equity requirement under NASDAQ rules. As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

● On April 2, 2020, the Company closed a registered direct offering of 1,028,574 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$1.75 per ADS - or in Australian dollars $0.0048 per ordinary shares. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company issued 40,114,200 warrants exercisable at US$0.00365 each, expiring in 5 years from issue date, to H.C. Wainwright & Co, which formed part of cost of raising capital.

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Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Significant changes in the state of affairs (continued)

● On April 22, 2020, the Company closed a registered direct offering of 722,502 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$2.00 per ADS - or in Australian dollars $0.0053 per ordinary share. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company issued 28,177,578 warrants exercisable at US$0.00365 each, expiring in 5 years from issue date, to H.C. Wainwright & Co, which formed part of cost of raising capital.

● On May 26, 2020, the Company completed a capital raise by offering of:

(i) 3,500,000 American Depositary Shares (“ADSs”), for a purchase price of United States Dollars (US$) US$2.00 per ADS and

(ii) 500,000 pre-funded warrants to purchase one ADS (the “Pre-Funded Warrants”) for a purchase price of US$1.9999 per Pre-Funded Warrant.

H.C. Wainwright & Co acted as the placement agent for this offering each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$2.00 per ADS - or in Australian dollars $0.005 per ordinary share.

Against the offering, the Company agreed to issue 156,000,000 warrants exercisable at US$0.004166 each, expiring in 5 years from issue date, to H.C. Wainwright & Co. The said warrants have not yet been issued as of the date of report as they are subject to shareholder approval.

Genetic Technologies Limited	10

Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic. The COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to, that sales of the Company’s products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty the Company’s sales team is having in arranging face to face meetings with practitioners. The Company’s sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, thus, sales have effectively ceased for the short term.

Additionally, in response to the COVID-19 pandemic, the Company has done the following:

Moved forward with the Company’s Consumer Initiated Testing platform (CIT), as previously announced on April 1, 2020, which allows for consumers to directly request any of the Company’s tests online with a practitioner involved in the process via telemedicine. Once the CIT platform goes live, which is anticipated to be within the next sixty days, the Company believe it will ensure that sales will be able to recommence in the event a lockdown is maintained and it opens up another significant sales channel.

Began the process of attempting to make available the Company’s existing lab facilities for the conducting of COVID-19 testing via existing Polymerase Chain Reaction (or PCR) (a method of amplifying DNA prior to analysis) equipment and personnel.

Completed the development of the Company’s COVID-19 risk test and have ordered the first shipment of kits which are due for delivery in the first quarter of FY2021 and would allow the Company to optimize and validate the assay as a precursor to commercial release. The Company’s objective is to produce a test that can predict “disease severity” using either genetic information alone (PRS) or a combination of genetic and clinical information. A provisional patent has been filed covering the invention. Reagents for laboratory testing have been ordered in preparation for commercial availability. Documentation for various regulatory approvals are being prepared.

Completed the design and request for initial production of the SNP (Single Nucleotide Polymorphism) panel required to process the polygenic risk test portion of the COVID-19 Severity Risk Test from US-based Thermo Fisher Scientific;

Confirmed with major manufacturers that the COVID-19 Severity Risk Test, including a reagent and SNP panel, is capable of being rolled out on a large scale;

Held discussions with Centres for Medicare and Medicaid Services (CMS) and National Association of testing Authorities, Australia (“NATA”) for regulatory Approval for the COVID-19 Severity Risk Test in the United States and Australia; and

These new COVID-19 related activities may provide some revenue opportunities for the Company in the short term and will assist in the development of additional tests the company is currently working on. The Company has not made significant progress to date that would lead to orders or requests to increase capacity and there is no guarantee the Company will ever receive orders or requests.

The timing and extent of the impact of the COVID-19 pandemic and the associated recovery process is unknown. The Company continues to monitor the situation and an accurate estimate of its financial effect on the Company cannot be made at this stage.

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Genetic Technologies Limited

Directors’ report

June 30, 2020

(continued)

Events since the end of the financial year

On July 20, 2020, 166,066,050 warrants issued during the capital raise in May 2019 exercisable at United States Dollars (US$) US$0.00533, each expiring May 23, 2024 were exercised and converted to 114,447,000 Ordinary Shares. These warrants have no cash consideration upon conversion and is consistent with the cashless exercise arrangement under the terms of their issue.

Furthermore, 18,500,000 options issued to an underwriter exercisable at $0.008, each expiring October 29, 2022 were exercised and converted to 18,500,000 Ordinary Shares. These options were issued for a cash consideration of $148,000.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS’s), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co warrants which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

Likely developments and expected results of operations

The likely developments in the Group’s operations, to the extent that such matters can be commented upon, are covered in the Review of operations and activities on pages 4 to 8 of this report.

Environmental regulation

The group is not affected by any significant environmental regulation in respect of its operations.

Genetic Technologies Limited	12

Genetic Technologies Limited

ABN 17 009 212 328

Preliminary final report - June 30, 2020

These reports are consolidated financial statements for the group consisting of Genetic Technologies Limited and its subsidiaries. A list of major subsidiaries is included in note 10.

The report is presented in Australian dollars.

Genetic Technologies Limited is a company limited by shares, incorporated and domiciled in Australia.

Its registered office and principal place of business is:

60-66 Hanover Street

Fitzroy VIC 3065

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Genetic Technologies Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended June 30, 2020

			2020	2019
	Notes		$	$

Revenue from contracts with customers	3	(a)	9,864	25,444
Cost of sales of goods			(251,511)	(276,267)
Gross loss			(241,647)	(250,823)

Other income	4	(a)	1,140,647	1,019,769
Fair value gains on financial liabilities	4	(b)	195,845	-
Other gains/(losses)	4	(b)	(5,522)	(407,482)

General and administrative expenses			(4,058,557)	(3,830,198)
Laboratory and Research and Development			(2,477,578)	(2,360,762)
Selling and Marketing			(637,295)	(576,077)
Operating loss			(6,084,107)	(6,405,573)

Finance expenses			(14,823)	(20,031)
Loss before income tax			(6,098,930)	(6,425,604)

Income tax expense			-	-
Loss for the year			(6,098,930)	(6,425,604)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	8	(b)	(33,175)	23,668
Total comprehensive loss for the year			(6,132,105)	(6,401,936)

Total comprehensive income for the year is attributable to: Owners of Genetic Technologies Limited			(6,132,105)	(6,401,936)

			Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	14		(0.15)	(0.24)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Genetic Technologies Limited	14

Genetic Technologies Limited

Consolidated balance sheet

As at June 30, 2020

			2020	2019
	Notes		$	$

ASSETS
Current assets
Cash and cash equivalents	5	(a)	14,214,160	2,131,741
Trade and other receivables	5	(b)	789,354	818,766
Inventories			91,390	31,865
Other current assets			97,845	213,300
Total current assets			15,192,749	3,195,672

Non-current assets
Right-of-use asset	7	(a)	397,945	-
Property, plant and equipment	6	(a)	42,285	69,333
Total non-current assets			440,230	69,333

Total assets			15,632,979	3,265,005

LIABILITIES
Current liabilities
Trade and other payables	5	(c)	723,724	1,005,308
Employee benefit obligations	6	(b)	432,933	487,682
Lease liabilities	7	(a)	240,915	-
Total current liabilities			1,397,572	1,492,990

Non-current liabilities
Borrowing	5	(d)	52,252	-
Employee benefit obligations	6	(b)	1,927	809
Other financial liabilities	5	(e)	977,237	-
Lease liabilities	7	(a)	188,621	-
Total non-current liabilities			1,220,037	809

Total liabilities			2,617,609	1,493,799

Net assets			13,015,370	1,771,206

EQUITY
Share capital	8	(a)	140,111,073	125,498,824
Other reserves	8	(b)	8,755,489	6,009,932
Retained earnings			(135,851,192)	(129,737,550)

Total equity			13,015,370	1,771,206

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Genetic Technologies Limited	15

Genetic Technologies Limited

Consolidated statement of changes in equity

For the year ended June 30, 2020

			Attributable to owners of Genetic Technologies Limited
			Share capital	Other reserves	Retained earnings	Total equity
	Notes		$	$	$	$

Balance at July 1, 2018			122,372,662	5,651,162	(123,311,946)	4,711,878
Loss for the year			-	-	(6,425,604)	(6,425,604)
Other comprehensive loss			-	23,668	-	23,668
Total comprehensive income for the year			-	23,668	(6,425,604)	(6,401,936)
Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs	8	(a)	3,126,162	-	-	3,126,162
Share-based payments			-	341,201	-	341,201
Issue of options/warrants to underwriters			-	(6,099)	-	(6,099)
			3,126,162	335,102	-	3,461,264
Balance at June 30, 2019			125,498,824	6,009,932	(129,737,550)	1,771,206

			Attributable to owners of Genetic Technologies Limited
			Share capital	Other reserves	Retained earnings	Total equity
	Notes		$	$	$	$

Balance at June 30, 2019			125,498,824	6,009,932	(129,737,550)	1,771,206
Initial adoption of AASB 16			-	-	(14,712)	(14,712)
Restated total equity at July 1, 2019			125,498,824	6,009,932	(129,752,262)	1,756,494
Loss for the year			-	-	(6,098,930)	(6,098,930)
Other comprehensive loss			-	(33,175)	-	(33,175)
Total comprehensive income for the year			-	(33,175)	(6,098,930)	(6,132,105)
Transactions with owners in their capacity as
owners:
Contributions of equity, net of transaction costs and tax	8	(a)	14,612,249	-	-	14,612,249
Reversal of forfeited performance rights			-	(81,984)	-	(81,984)
Share-based payments			-	67,542	-	67,542
Issue of options/warrants to underwriters			-	2,793,174	-	2,793,174
			14,612,249	2,778,732	-	17,390,981
Balance at June 30, 2020			140,111,073	8,755,489	(135,851,192)	13,015,370

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Genetic Technologies Limited	16

Genetic Technologies Limited

Consolidated statement of cash flows

For the year ended June 30, 2020

			2020	2019
	Notes		$	$

Cash flows from operating activities
Receipts from customers			9,864	204,768
Payments to suppliers and employees			(6,758,484)	(6,575,163)
R&D tax incentive and other grants received			1,036,522	297,213
Net cash outflow from operating activities	9	(a)	(5,712,098)	(6,073,182)

Cash flows from investing activities
Payments for property, plant and equipment	6	(a)	(38,100)	(50,309)
Proceeds from sale of financial assets at fair value through other
comprehensive income			43,380	-
Interest received			22,507	25,849
Proceeds from sale of property, plant and equipment			37,000	-
Repayment of loans by related parties			-	(500,000)
Net cash inflow (outflow) from investing activities			64,787	(524,460)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities			21,793,678	3,557,509
Proceeds from borrowings			52,252	-
Principal elements of finance lease payments			(183,907)	-
Share issue cost			(3,215,174)	(431,347)
Interest paid			(86,503)	-
Net cash inflow from financing activities			18,360,346	3,126,162

Net increase (decrease) in cash and cash equivalents			12,713,035	(3,471,480)
Cash and cash equivalents at the beginning of the financial year			2,131,741	5,487,035
Effects of exchange rate changes on cash and cash equivalents			(630,616)	116,186
Cash and cash equivalents at end of year	5	(a)	14,214,160	2,131,741

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Genetic Technologies Limited	17

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

Contents of the notes to the financial statements

Genetic Technologies Limited	18

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

1 Going Concern

For the year ending June 30, 2020, the Group incurred a total comprehensive loss of $6,132,105 (2019: $6,401,936) and net cash outflow from operations of $5,712,098 (2019: $6,073,182). As at June 30, 2020 the Group held total cash and cash equivalents of $14,214,160 and total net current assets of $13,795,177.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. Following successful capital raises in the last 3 months of the financial year, the Company has $14.2 million cash and cash equivalents as at June 30, 2020. In the Director’s opinion this, together with a further gross proceeds of $5.1 million before transaction costs raised in July 2020, will underpin the Company’s funding requirements for approximately 2 years.

Genetic Technologies Limited	19

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

2 Segment information

(a) Description of segments and principal activities

The Company has identified two reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker.

Management considers the business from a geographic perspective and has identified two reportable segments:

Australia: is the home country of the parent entity and the location of the company’s genetic testing and licensing operations.

USA: is the home of Phenogen Sciences Inc. and GeneType Corporation

(b) Geographical segments

The segment information for the reportable segments is as follows:

2020	Australia	USA	Total
Consolidated entity	$	$	$

Segment revenue & other income
Revenue from contracts with customers	3,160	6,704	9,864
Other income	1,130,881	9,766	1,140,647
Net other gains	190,323	-	190,323
Cost of goods sold	(243,506)	(8,005)	(251,511)
Total segment revenue & other income	1,080,858	8,465	1,089,323

Segment expenses
Depreciation and amortisation	(42,488)	-	(42,488)
Finance costs	(1,221)	(13,602)	(14,823)
Share-based payments	14,441	-	14,441
Laboratory and research and development	(2,310,815)	(166,763)	(2,477,578)
General and administrative expenses	(4,046,262)	(12,295)	(4,058,557)
Other operating expenses	(181,670)	(226,793)	(408,463)
Depreciation for right-of-use assets	(200,785)	-	(200,785)
Total segment expenses	(6,768,800)	(419,453)	(7,188,253)

Income tax expenses	-	-	-
Loss for the period	(5,687,942)	(410,988)	(6,098,930)
Total Segment Assets	15,251,101	377,165	15,628,266
Total Segment Liabilities	(2,399,575)	(213,321)	(2,612,896)

Genetic Technologies Limited	20

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

2 Segment information (continued)

(b) Geographical segments (continued)

2019	Australia	USA	Total
Consolidated entity	$	$	$

Segment revenue & other income
Revenue from contracts with customers	10,579	14,865	25,444
Other income	1,019,711	58	1,019,769
Net other gains/(losses)	(407,482)	-	(407,482)
Cost of goods sold	(265,492)	(10,775)	(276,267)
Total segment revenue & other income	357,316	4,148	361,464

Segment expenses
Depreciation and amortisation	(55,480)	-	(55,480)
Finance costs	(3,884)	(16,147)	(20,031)
Share-based payments	(326,952)	-	(326,952)
Laboratory and research and development	(2,181,469)	(179,293)	(2,360,762)
General and administrative expenses	(3,816,607)	(13,591)	(3,830,198)
Other operating expenses	235,126	(428,771)	(193,645)
Total segment expenses	(6,149,266)	(637,802)	(6,787,068)

Income tax expenses	-	-	-
Loss for the period	(5,791,950)	(633,654)	(6,425,604)
Total Segment Assets	3,186,311	78,694	3,265,005
Total Segment Liabilities	(1,370,508)	(123,291)	(1,493,799)

Genetic Technologies Limited	21

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

3 Revenue from contract with customers

(a) Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of services at a point in time:

	2020	2019
	$	$
BREVAGenplus	9,864	25,444
	9,864	25,444

(b) Accounting policies

(i) Services

Revenue from the provision molecular risk testing for cancer (BREAVGenplus) is recognised at a point time when the group has provided the customer with their test results, the single performance obligation.

4 Other income and other gain/(losses)

(a) Other income

	2020	2019
	$	$
R&D tax incentive income (ii)	750,000	856,707
Government grant income - COVID-19 relief (i)	253,139	-
Other[1]	137,508	163,062
	1,140,647	1,019,769

1.Other income mainly relates to income from sale of fully depreciated property, plant and equipment; recovery from Blockshine Health Pty Ltd investment written off in previous year and interest income.

(i) Government Grant income – COVID-19 Relief

The COVID-19 relief relate to government assistance received during the year, from the Australian Government (at both federal and state level), in response to the economic and financial challenges in the current economy.

(ii) Fair value of R&D tax incentive

The group’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2020, the group has included an item in other income of $750,000 (2019: $856,707) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41%. As at June 30, 2020, the bill remains under review by the Senate Committee.

In accordance with AASB 112, tax assets should be measured at the amount expected to be recovered from the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period. Substantively enacted occurs when any future steps in the enactment process will not change the outcome.

Genetic Technologies Limited	22

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

4 Other income and other gain/(losses) (continued)

(a) Other income (continued)

Management does not consider the rate reduction to be substantially enacted as at June 30, 2020 due to the continued legislative debate in Parliament. The Group has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

(b) Other gains/(losses)

			2020	2019
	Notes		$	$
Fair value gains on financial liabilities through profit or loss	5	(e)	195,845	-
Net foreign exchange (losses)/gains			(5,522)	92,518
Net Impairment gain/(loss)			-	(500,000)
			190,323	(407,482)

5 Financial assets and financial liabilities

(a) Cash and cash equivalents

	2020	2019
	$	$
Current assets
Cash at bank and in hand	14,214,160	2,131,741

(i) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note for the group’s other accounting policies on cash and cash equivalents.

Genetic Technologies Limited	23

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

5 Financial assets and financial liabilities (continued)

(b) Trade and other receivables

		2020			2019
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$

Trade receivables	38,871	-	38,871	15,762	-	15,762
Loss allowance	-	-	-	-	-	-
	38,871	-	38,871	15,762	-	15,762
Other receivables	750,483	-	750,483	803,004	-	803,004
Total trade and other receivables	789,354	-	789,354	818,766	-	818,766

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

(ii) Other receivables

These amounts primarily comprise amounts receivable from the Australian Taxation Office in relation to the R&D tax incentive.

(iii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Genetic Technologies Limited	24

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

5 Financial assets and financial liabilities (continued)

(c) Trade and other payables

	Current	2020 Non- current	Total	Current	2019 Non- current	Total
	$	$	$	$	$	$
Trade payables	350,151	-	350,151	590,231	-	590,231
Accrued expenses	330,845	-	330,845	346,654	-	346,654
Other payables	42,728	-	42,728	68,423	-	68,423
	723,724	-	723,724	1,005,308	-	1,005,308

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Accruals include R&D incentive claim costs, review of internal financial control costs and income tax return costs.

(d) Borrowing

	Current	2020 Non- current	Total	Current	2019 Non- current	Total
	$	$	$	$	$	$
Unsecured
Other loan	-	52,252	52,252	-	-	-
Total unsecured borrowing	-	52,252	52,252	-	-	-

As of June 30, 2020, borrowing relates to loan received on May 4, 2020, from the U.S. Small Business Administration as a part of the Paycheck Protection Program (PPP) which ensures the Company can continue to pay its employees and cover certain costs for up to 8 weeks after the loan is made available to the Company.

The following are the terms of the loan availed:

●	PPP loan has fixed interest rate of 1%.
●	Loans issued prior to June 5 have a maturity of 2 years. Loans issued after June 5 have a maturity of of 5 years.
●	Loan payments can be deferred for another six months.
●	No collateral or personal guarantees are required.
●	Neither the government nor lenders will charge small businesses any fees.

The loan availed has the following conditions for the Company to seek its forgiveness:

●	Forgiveness is based on the Company maintaining or quickly rehiring employees and maintaining salary levels.
●	Forgiveness will be reduced if full-time headcount declines, or if salaries and wages decrease.

Genetic Technologies Limited	25

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

5 Financial assets and financial liabilities (continued)

(e) Other financial liabilities

		2020			2019
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Other financial liabilities	-	977,237	977,237	-	-	-
	-	977,237	977,237	-	-	-

Other financial liabilities relates to warrants issued and to be issued to H.C. Wainwright & Co during capital raises in April and May 2020. The warrants have been accounted under financial liabilities as they were issued in United States Dollars (US$) and hence they have embedded derivatives component. The initial recognition of the warrants amounted to $1,173,082. As of June 30, 2020, the warrants have been revalued to $977,237, and resulted in $195,845 recognised in profit and loss.

Genetic Technologies Limited	26

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

6 Non-financial assets and liabilities

(a) Property, plant and equipment

		Furniture,		Leased plant
	Plant and equipment	fittings and equipment	Leasehold improvements	and equipment	Total
	$	$	$	$	$
At July 1, 2018
Cost or fair value	2,046,015	757,063	456,286	6,512	3,265,876
Accumulated depreciation	(1,950,023)	(709,964)	(424,093)	(6,512)	(3,090,592)
Net book amount	95,992	47,099	32,193	-	175,284

Year ended June 30, 2019
Opening net book amount	95,992	47,099	32,193	-	175,284
Additions	-	47,714	2,583	-	50,297
Depreciation charge	(55,480)	(66,416)	(34,352)	-	(156,248)
Closing net book amount	40,512	28,397	424	-	69,333

At June 30, 2019
Cost or fair value	2,046,015	824,829	465,380	-	3,336,224
Accumulated depreciation	(2,005,503)	(796,432)	(464,956)	-	(3,266,891)
Net book amount	40,512	28,397	424	-	69,333

Year ended June 30, 2020
Opening net book amount	40,512	28,397	424	-	69,333
Additions	22,827	15,273	-	-	38,100
Depreciation charge	(42,488)	(22,236)	(424)	-	(65,148)
Closing net book amount	20,851	21,434	-	-	42,285

At June 30, 2020
Cost or fair value	426,701	669,788	-	-	1,096,489
Accumulated depreciation and impairment	(405,850)	(648,354)	-	-	(1,054,204)
Net book amount	20,851	21,434	-	-	42,285

During the year ended June 30, 2020, the Company has written off its fully depreciated assets in plant and equipment of $1,596,487; furniture, fittings and equipment of $139,768; and leasehold improvements of $464,956, from their respective costs and accumulated depreciation. The Company has received proceeds from sale of property, plant and equipment amounted to $37,000 in current year.

Genetic Technologies Limited	27

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

6 Non-financial assets and liabilities (continued)

(a) Property, plant and equipment (continued)

(i) Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	3 - 5 years
●	Furniture, fittings and equipment	3 - 5 years
●	Leasehold improvements Leased	1 - 3 years (lease term)
●	plant and equipment	3 years (lease term)

(b) Employee benefit obligations

		2020			2019
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Leave obligations	432,933	1,927	434,860	487,682	809	488,491

7 Leased Liabilities

(a)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2020	2019
Right-of-use assets	$	$

Right-of-use assets	397,945	-

Lease liabilities

Lease liabilities - Current	240,915	-
Lease liabilities - Non-Current	188,621	-
	429,536	-

Genetic Technologies Limited	28

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

7 Leased Liabilities (continued)

(b)	Amounts recognised in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2020	2019
	$	$

Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	200,785	-

Interest expense (included in general and administrative expenses)	37,375	-

During the financial year ended June 30, 2020, the total cash outflow was $221,282.

(c) The group’s leasing activities and how these leases are accounted for

The group has adopted AASB 16 Leases during the year ended June 30, 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying AASB 16 is accounted for as an adjustment to equity at the start of the current accounting period in which it is first applied, known as the ‘date of initial application’.

For any new contracts entered into on or after July 1, 2019, the group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the group assesses whether the contract meets three key evaluations which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company,
●	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract,
●	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
●	amounts expected to be payable by the lessee under residual value guarantees,
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability,
●	any lease payments made at or before the commencement date, less any lease incentives received,
●	any initial direct costs, and

Genetic Technologies Limited	29

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

7 Leased Liabilities (continued)

(c) The company’s leasing activities and how these leases are accounted for (continued)

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(d)	COVID-19 Impact on Leases

On June 25, 2020, the Company managed to obtain a rent concession for its leased premises. The terms of the concession are as follows:

●	15% waiver for the period April 1 through to September 30, 2020.
●	15% deferral for the period April 1 through to September 30, 2020.
●	70% due and payable on the first of each month in line with the lease.
●	No interest on deferred payment.
●	No increase of rent during the period April 1 through to September 30, 2020.
●	The lease has been extended by 6 months from September 1, 2021 to February 28, 2022.

8 Equity

(a) Share capital

	Notes	2020 Shares	2019 Shares	2020 $	2019 $

Ordinary shares
Fully paid
Total share capital	8(a)(i)	7,513,779,743	2,938,134,143	140,111,073	125,498,824
		7,513,779,743	2,938,134,143	140,111,073	125,498,824

Genetic Technologies Limited	30

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

8 Equity (continued)

(a) Share capital (continued)

(i) Movements in ordinary shares:

Details	Number of shares	Total $
Balance at July 1, 2018	2,435,282,724	122,372,662
Issue of 108,833,100 Ordinary Shares (Shares issued as collateral and in payment of establishment fee of Kentgrove)	108,833,100	-
Issue of 100,000,000 Ordinary Shares at $0.0135 (October 25, 2018)	100,000,000	1,350,000
Less: transaction costs arising on share issue	-	(431,347)
Issue of 72,596,869 Ordinary Shares at $0.00676 (May 6, 2019)	72,596,869	490,589
Issue of 221,421,450 Shares (1,476,143 ADS at US$0.80/ADS (May 23, 2019)	221,421,450	1,716,920

Balance June 30, 2019	2,938,134,143	125,498,824

Less: transaction costs arising on share issue	-	(7,181,429)
Issue of 1,125,000,000 Ordinary Shares at $0.004 (October 25, 2019)	1,125,000,000	4,499,965
Issue of 617,144,400 Ordinary Shares (1,028,574 ADS at US$1.75/ADS) (April 2, 2020)	617,144,400	3,000,988
Issue of 433,501,200 Ordinary Shares (722,502 ADS at US$2.00/ADS) (April 22, 2020)	433,501,200	2,285,115
Issue of 2,400,000,000 Ordinary Shares (3,500,000 ADS at US$2.00/ADS and 500,000 Pre funded warrants at US$1.9999/Warrant) (May 28, 2020)	2,400,000,000	12,007,610

Balance June 30, 2020	7,513,779,743	140,111,073

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

Genetic Technologies Limited	31

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

8 Equity (continued)

(a) Share capital (continued)

The capital raising costs include the following valued options and warrants accounted for:

● 250,000,000 unlisted options issued on October 30, 2019, exercisable at $0.008 each and expiring on October 29, 2022, amounting to $817,666. Each option is exercisable for one fully paid ordinary share.

● 125,000,000 unlisted options issued on December 20, 2019, exercisable at $0.008 each and expiring on December 20,2022, amounting to $528,027. Each option is exercisable for one fully paid ordinary share.

● 125,000,000 unlisted options issued on December 20, 2019, exercisable at $0.008 each and expiring on December 20,2022, amounting to $528,027. Each option is exercisable for one fully paid ordinary share.

● 5,000,000 unlisted options issued on March 6, 2020, exercisable at $0.008 each and expiring on March 6, 2023, amounting to $29,340. Each option is exercisable for one fully paid ordinary share.

● 166,066,050 warrants issued at no cash consideration on July 16, 2019, exercisable at US$0.00533 each and expiring on July 16, 2024, amounting to $890,113. The warrants are exercisable for fully paid ordinary shares.

● 40,114,200 warrants issued on April 3, 2020, exercisable at US$0.00365 each and expiring on April 1, 2025, amounting to $175,137. The warrants are exercisable for fully paid ordinary shares.

● 28,177,578 warrants issued on April 22, 2020, exercisable at US$0.00417 each and expiring on April 19, 2025, amounting to $149,693. The warrants are exercisable for fully paid ordinary shares.

● 156,000,000 warrants to be issued at, subject to shareholder approval, exercisable at US$0.004166 expiring on 5 years after date of issue, amounting to $848,252. The warrants are exercisable for fully paid ordinary shares.

Apart from the above, the Company also incurred expenses paid in cash towards capital raising costs through legal, accounting and broker related fees amounting to $3,215,174 during the year for various capital raises.

Genetic Technologies Limited	32

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

8 Equity (continued)

(b) Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

		Foreign
	Share- based payments	Currency translation	Total
	$	$	$
Balance at July 1, 2018	4,885,232	765,930	5,651,162
Currency translation differences	-	23,668	23,668
Other comprehensive income for the year	-	23,668	23,668

Transactions with owners in their capacity as owners
Share-based payment expenses	341,201	-	341,201
Reversal of forfeited options	(6,099)	-	(6,099)
At June 30, 2019	5,220,334	789,598	6,009,932

		Foreign
	Share- based payments	Currency translation	Total
	$	$	$
Balance at June 30, 2019	5,220,334	789,598	6,009,932
Currency translation differences	-	(33,175)	(33,175)
Other comprehensive income for the year	-	(33,175)	(33,175)

Transactions with owners in their capacity as owners
Share-based payment expenses	67,542	-	67,542
Issue of options/warrants to underwriters	2,793,174	-	2,793,174
Reversal of Performance Rights expenses in prior year*	(81,984)	-	(81,984)
At June 30, 2020	7,999,066	756,423	8,755,489

*3,750,000 performance rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were cancelled during the year ended June 30, 2020. Additionally, 57,500,000 performance rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of performance rights, a reversal amounting to $81,984 relating to previously expensed amounts was accounted for during the current reporting period.

During the financial year ended 30 June 2020, the following warrants were issued to as a part of capital raising costs:

Warrants issued to	Grant date of warrants issued	Number of warrants issued
Aegis Corp	July 16, 2019	166,066,050

Genetic Technologies Limited	33

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

8 Equity (continued)

(b) Other reserves (continued)

2020
Grant Date	July 16, 2019
Warrants issued	166,066,050
Dividend yield	-
Historic volatility and expected volatility	152%
Option exercise price	$0.008
Fair value of warrants at grant date	$0.006
Weighted average exercise price	$0.008
Risk free interest rate	1.05%
Model used	Black-Scholes
Expected life of an warrant	5 years
Valuation amount	$890,113

The following information relates to options granted and issued against the capital raising costs year ended June 30, 2020;

Options issued to	Grant date for options issued	Number of options issued
Mr Peter Rubinstein	November 28, 2019	125,000,000
Dr Jerzy Muchnicki	November 28, 2019	125,000,000
Various underwriters	October 30, 2019	250,000,000
Lodge Corporate Pty Ltd	March 6, 2020	5,000,000
Total		505,000,000

2020
Grant Date	November 28, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of warrants at grant date	$0.003
Weighted average exercise price	$0.008
Risk free interest rate	0.85%
Expected life of an warrant	3 years
Model used	Black-Scholes
Valuation amount	$1,056,054

2020
Grant Date	October 30, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of warrants at grant date	$0.003
Weighted average exercise price	$0.008
Risk free interest rate	0.85%
Expected life of an warrant	3 years
Model used	Black-Scholes
Valuation amount	$817,666

Genetic Technologies Limited	34

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

8 Equity (continued)

(b) Other reserves (continued)

2020
Grant Date	March 6, 2020
Options issued	5,000,000
Dividend yield	-
Historic volatility and expected volatility	141%
Option exercise price	$0.008
Fair value of warrants at grant date	$0.007
Weighted average exercise price	$0.008
Risk free interest rate	0.36%
Expected life of an warrant	3 years
Model used	Black-Scholes
Valuation amount	$29,340

(i) Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options issued to key management personnel, other employees and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii) Movements in options:

Details	Number of Performance Rights	Number of options	Total $

Balance as at July 1, 2018	-	55,102,778	4,885,232
Share based payment expense	-	-	341,201
Reversal of forfeited/lapse options	-	(45,102,778)	(6,099)
Issue of performance rights	76,250,000	-	-
Issue of options during rights placement	-	28,000,000	-
Balance June 30, 2019	76,250,000	38,000,000	5,220,334

Share based payment expense	-	-	67,542
Issue of options to underwriters	-	505,000,000	1,903,061
Issue of warrants to underwriters	-	-	890,113
Reversal of forfeited/lapse options	-	(5,000,000)	-
Reversal of forfeited performance rights	(61,250,000)	-	(81,984)
Balance June 30, 2020	15,000,000	538,000,000	7,999,066

Genetic Technologies Limited	35

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

9 Cash flow information

(a) Reconciliation of profit after income tax to net cash inflow from operating activities

	Notes	2020 $	2019 $
Loss for the period		(6,098,930)	(6,425,604)
Adjustments for
Depreciation and amortisation		42,488	156,260
Impairment expense		-	500,000
Other expenses		2,884	-
Non-cash employee benefits expense - share-based payments		(14,441)	335,102
Net gain on sale of non-current assets		(37,000)	-
Dividend income and interest classified as investing cash flows		-	(25,850)
Net exchange differences		(597,441)	(92,518)
Depreciation for right-of-use assets		200,785	-
Inventory written-off		18,917	-
Gain on investment previously written-off		(43,380)	-
Financial assets written off		22,660	-
Finance costs		86,503	-
Interest received		(22,507)	-
Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division:
Decrease/(increase) in trade receivables		29,412	(517,383)
(Increase)/ decrease in inventories		(59,525)	27,142
Decrease/(Increase) in other operating assets		115,455	(70,027)
Increase in trade creditors		695,653	60,178
Decrease in other operating liabilities		-	(20,482)
Increase in other provisions		(53,631)	-
Net cash (outflow) from operating activities		(5,712,098)	(6,073,182)

Genetic Technologies Limited	36

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

10 Interests in other entities

(a) Material subsidiaries

The group’s principal subsidiaries at June 30, 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group		Ownership interest held by non-controlling interests
		2020%	2019%	2020%	2019%
GeneType Corporation	USA	100	100	-	-
Gene Ventures Pty Ltd	Australia	100	100	-	-
GeneType Pty Ltd	Australia	100	100	-	-
Genetic Technologies Corporation Pty Ltd	Australia	100	100	-	-
Phenogen Sciences Inc	USA	100	100	-	-
Genetic Technologies HK Limited	HK	100	100	-	-
Hainang Aocheng Genetic Technologies Co. Limited	HK	100	100	-	-

In December 2018, Genetic Technologies Limited entered and invested $250,000 into a Joint Venture agreement with Blockshine Health Pty Ltd. with an ownership of 49%. In the year ended 30 June 2019, the Joint Venture agreement was cancelled and hence the investment of $250,000 was treated as impaired in the year ended June 30, 2019.

In August 2018, the Company invested $250,000 into Swisstec towards the proposed joint venture to enable the Company and Swisstec to collaborate to develop a medical and health service platform using blockchain technology. The Joint Venture agreement was subsequently cancelled and the investment of $250,000 was impaired in the year ended June 30, 2019.

At the end of the year ended June 30, 2020, Genetic Technologies HK Limited has 100% ownership of Hainang Aocheng Genetic Technologies Co. Limited.

Genetic Technologies Limited	37

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

11 Contingent liabilities and contingent assets

The group had no contingent liabilities at June 30, 2020 (2019: nil).

12 Events occurring after the reporting period

On July 20, 2020, 166,066,050 warrants issued during the capital raise in May 2019 exercisable at United States Dollars (US$) US$0.00533, each expiring May 23, 2024 were exercised and converted to 114,447,000 Ordinary Shares. These warrants have no cash consideration upon conversion and were consistent with the cashless exercise arrangement under the terms of their issue

Furthermore, 18,500,000 options issued to an underwriter exercisable at $0.008, each expiring October 29, 2022 were exercised and converted to 18,500,000 Ordinary Shares. These options were issued for a cash consideration of $148,000.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS’s), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co warrants which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

13 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a) PricewaterhouseCoopers Australia

(i) Audit and other assurance services

	2020 $	2019 $
Audit and review of financial statements	274,000	288,000
Other assurance services
Other assurance services	200,000	-
Total remuneration for audit and other assurance services	474,000	288,000

14 Loss per share

(a) Reconciliations of earnings used in calculating earnings per share

	2020 $	2019 $
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating loss per share:
From continuing operations	6,098,930	6,425,604

Genetic Technologies Limited	38

Genetic Technologies Limited

Notes to the financial statements

June 30, 2020

(continued)

14 Loss per share (continued)

(b) Weighted average number of shares used as the denominator

	2020 Number	2019 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	4,155,017,525	2,635,454,870

On the basis of the group’s losses, the outstanding options as at June 30, 2020 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

15 Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic.

Continuing concerns over economic and business prospects in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, coupled with the prospect of decreased business and consumer confidence and increased unemployment resulting from the recent COVID-19 outbreak, may precipitate an economic slowdown and recession. If the economic climate deteriorates, the Company’s business, including its access to patient samples and the addressable market for diagnostic tests that it may successfully develop, as well as the financial condition of its suppliers and its third-party payors, could be adversely affected, resulting in a negative impact on the Company’s business, financial condition, results of operations and cash flows.

On a micro level, the COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to that sales of the Company’s products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty its sales team is having in arranging face to face meetings with practitioners. The Company’s sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, with the launch into the Australian market being halted after less than 60 days of operations thus, sales have effectively ceased for the short term.

During the period of the pandemic commencing March 2020, the Company undertook a number of capital raises both public and private placements managed by H.C. Wainwright & Co. in the United States of America.

Genetic Technologies Limited	39